

Mail Stop 3561

November 20, 2015

<u>Via E-mail</u>
Cort St. George
Chief Executive Officer
Wadena Corp.
1540 South Coast Highway, Suite 206
Laguna Beach, CA 92651

> **Re: Wadena Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 5, 2015**
> **File No. 333-207047**

Dear Mr. St. George:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2015 letter.

<u>Business, page 12</u>

1.   We note your revised disclosure and response to comments 3, 5 and 6. We also note the statement on page 13 that you plan to "connect individuals with participating physicians and other licensed healthcare practitioners." Please revise to clarify, if true, that New Benefits does not directly provide medical services, describe (by number, location, nature of practice, etc.) the physicians who "have independently contracted to be in a network operated by New Benefits," and describe the material terms of their contracts to provide medical services.

<u>Financial Statements, page 31</u>

2.   We note your revisions to your year-end financial statements in response to our prior comments 9 and 10. Please also provide corresponding revisions in your interim financial statements to address these comments.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/ Jim Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: William B. Barnett